[The Export-Import Bank of Korea Letterhead]

July 16, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Post-effective Amendment No. 11 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Monday, July 20, 2020, or as soon thereafter as practicable.

Very truly yours,

THE EXPORT-IMPORT BANK OF KOREA

By:	/s/ Jaehoon Oh
Name:	Jaehoon Oh
Title:	Director
Treasury Department

[The Republic of Korea Letterhead]

July 16, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Post-effective Amendment No. 11 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-217916

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Monday, July 20, 2020, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Minsik Shin
Name:	Minsik Shin
Title:	Financial Attaché
Korean Consulate General in New York